Exhibit 18

MULTIPLE CLASS OF SHARES PLAN
FOR
PRIME FUND, TREASURY FUND AND TAX-EXEMPT FUND
DATED OCTOBER 16, 1997
  This Amended and Restated Multiple Class of Shares Plan (the "Plan"), when effective in accordance with its provisions, shall be the written plan contemplated by Rule 18f-3 under the Investment Company Act of 1940 (the "1940 Act") for the portfolios (each a "Fund") of Newbury Street Trust (the "Trust") as listed on Schedule I to this Plan.
1. Classes Offered. Each Fund offers Daily Money Class shares and Capital Reserves Class shares. Treasury Fund also offers Advisor B Class shares and Advisor C Class shares (each, of Daily Money Class, Capital Reserves Class, Advisor B Class, and Advisor C Class, a "Class").
2. Distribution and Shareholder Service Fees. Distribution fees and/or shareholder service fees shall be calculated and paid in accordance with the terms of the then-effective plan pursuant to Rule 12b-l under the 1940 Act for the applicable class. Distribution and shareholder service fees currently authorized are as set forth in
Schedule I to this Plan.
3. Conversion Privilege. After a maximum holding period of seven years from the initial date of purchase, Advisor B Class shares of Treasury Fund convert automatically to Daily Money Class shares of Treasury Fund. Simultaneously, a portion of the Advisor B Class shares purchased through the reinvestment of Advisor B Class dividends or capital gains distributions ("Dividend Shares") will also convert to Daily Money Class shares. The portion of Dividend Shares that will convert at that time is determined by the ratio of converting Advisor B Class non-Dividend Shares held by a shareholder to that shareholder's total Advisor B Class non-Dividend Shares. All conversions pursuant to this paragraph 3 shall be made on the basis of the relative net asset values of the two classes, without the imposition of any sales load, fee, or other charge.
4.  Exchange Privileges.
 Daily Money Class: Daily Money Class shares purchased through the Fidelity Advisor Funds program may be exchanged for shares of (i) any Fidelity Advisor Fund: Class A or Class T; and (ii) Daily Money Class shares of Prime Fund, Treasury Fund and Tax-Exempt Fund. Other Daily Money Fund Class shares may be exchanged for shares of (i) any Fidelity Retail Fund offering an exchange privilege to other Fidelity Retail Funds; and (ii) Daily Money Class shares of Prime Fund, Treasury Fund and Tax-Exempt Fund.

 Capital Reserves Class: Capital Reserves Class shares may be exchanged for shares of (i) Capital Reserves Class shares of Prime Fund, Treasury Fund and Tax-Exempt Fund; and (ii) any Fidelity Retail Fund offering an exchange privilege to other Fidelity Retail Funds.
 Advisor B Class: Advisor B Class shares may be exchanged for shares of any Fidelity Advisor Fund: Class B.
 Advisor C Class: Advisor C Class shares may be may be exchanged for shares of any Fidelity Advisor Fund: Class C.
Expense Allocations. Expenses shall be allocated under this Plan as follows:
 A. Class expenses: The following expenses shall be allocated exclusively to the applicable specific class of shares: (i) distribution and shareholder service fees; (ii) transfer agent fees; and (iii) Blue Sky fees.
 B. Fund expenses: Expenses not allocated to specific classes as specified above shall be charged to the Fund and allocated daily to each class on the basis of relative net assets (settled shares) of that class in relation to relative net assets of the Fund. For purposes of this paragraph, "relative net assets (settled shares)" are net assets valued in accordance with generally accepted accounting principles but excluding the value of subscriptions receivable, in relation to the net assets of the Fund.
6. Voting Rights. Each class of shares governed by this Plan (i) shall have exclusive voting rights on any matter submitted to shareholders that relates solely to its arrangement; and (ii) shall have separate voting rights on any matter submitted to shareholders in which the interests of one class differ from the interests of any other class.
7. Effective Date of Plan. This Plan shall become effective upon approval by a vote of at least a majority of the Trustees of the Trust, and a majority of the Trustees of the Trust who are not "interested persons" of the Trust, which vote shall have found that this Plan as proposed to be adopted, including expense allocations, is in the best interests of each class individually and of the Fund as a whole; or upon such other date as the Trustees shall determine.
8. Amendment of Plan. Any material amendment to this Plan shall become effective upon approval by a vote of at least a majority of the Trustees of the Trust, and a majority of the Trustees of the Trust who are not "interested persons" of the Trust, which vote shall have found that this Plan as proposed to be amended, including expense allocations, is in the best interests of each class individually and of the Fund as a whole; or upon such other date as the Trustees shall determine.
9. Severability. If any provision of this Plan shall be held or made invalid by a court decision, statute, rule or otherwise, the remainder of the Plan shall not be affected thereby.
10. Limitation of Liability. Consistent with the limitation of shareholder liability as set forth in the Trust's Trust Instrument or other organizational document, any obligations assumed by any Fund or class thereof, and any agreements related to this Plan shall be limited in all cases to the relevant Fund and its assets, or class and its assets, as the case may be, and shall not constitute obligations of any other Fund or class of shares. All persons having any claim against the Fund, or any class thereof, arising in connection with this Plan, are expressly put on notice of such limitation of shareholder liability, and agree that any such claim shall be limited in all cases to the relevant Fund and its assets, or class and its assets, as the case may be, and such person shall not seek satisfaction of any such obligation from the shareholders or any shareholder of the Trust, class or Fund; nor shall such person seek satisfaction of any such obligation from the Trustees or any individual Trustee of the Trust.
SCHEDULE I DATED OCTOBER 16, 1997 TO MULTIPLE CLASS OF SHARES PLAN DATED OCTOBER 16, 1997 FOR PRIME FUND, TREASURY FUND AND TAX-EXEMPT FUND

FUND/CLASS               SALES CHARGE          DISTRIBUTION FEE       SHAREHOLDER
                                               (AS A PERCENTAGE OF    SERVICE FEE
                                               AVERAGE NET ASSETS)    (AS A PERCENTAGE OF
                                                                      AVERAGE NET ASSETS)

PRIME FUND:              none                                         none
Daily Money Class        none                                         none
Capital Reserves Class                         0.25%
                                               0.50%

TREASURY FUND:                                 0.25%                  none
Daily Money Class                              0.50%                  none
Capital Reserves Class   none                  0.75%                  0.25%
Advisor B Class          none                  0.75%                  0.25%
Advisor C Class          contingent deferred
                         contingent deferred

TAX-EXEMPT FUND:         none                  0.25%                  none
Daily Money Class        none                  0.50%                  none
Capital Reserves Class
